FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 30, 2011

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The announcement of investments in AUO Crystal Corp. on behalf of Konly Venture Corp. ("Konly"), a subsidiary of AUO”, dated June 30, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: June 30, 2011	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

June 30, 2011
English Language Summary

Subject: The announcement of investments in AUO Crystal Corp. on behalf of Konly Venture Corp. ("Konly"), a subsidiary of AUO.

Regulation: Published pursuant to Article 2-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2011/06/30

Content:

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield):Common stock of AUO Crystal Corp.

2.	Date of occurrence of the event:2011/06/30~2011/06/30

3.	Volume, unit price, and total monetary amount of the transaction: Transaction volume:20,796 thousand shares Unit price:NTD 20 per share Total transaction amount:NTD 415,910 thousand

4.
Counterpart to the trade and its relationship to the Company  (if the trading counterpart is a natural person and furthermore  is not an actual related party of the Company, the name of the  trading counterpart is not required to be disclosed):N/A

5.
Where the counterpart to the trade is an actual related party,  a public announcement shall also be made of the reason for choosing  the related party as trading counterpart and the identity of the  previous owner (including its relationship with the company and the  trading counterpart), price of transfer, and date of acquisition:N/A

6.
Where a person who owned the property within the past five years  has been an actual related person of the company, a public  announcement shall also include the dates and prices of  acquisition and disposal by the related person and the  person’s relationship to the company at those times:N/A

7.
Matters related to the creditor's rights currently being disposed  of (including types of collateral of the disposed creditor's rights;  if the creditor's rights are creditor's rights toward a related  person, the name of the related person and the book amount of the  creditor's rights toward such related person currently being  disposed of must also be announced):N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained):N/A

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:Make payment within the subscription period

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Resolved by the Board.

11.
Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Current cumulative volume:120,796 thousand shares Current cumulative amount:NTD 2,415,910 thousand Shareholding percentageof holdings of the security being traded:15.59% Status of any restriction of rights:N/A

12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder's equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 90.68%; 93.72%; NTD 2,941,960 thousand

13.	Broker and broker's fee:N/A

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquiredor disposed of:NTD 14.87 per share

16.	Do the directors have any objection to the present transaction?:No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:N/A

18.	Any other matters that need to be specified:N/A